T. Rowe Price Inflation Protected Bond Fund, Inc.

T. Rowe Price Inflation Protected Bond Fund

The “Principal Investment Strategies” in section 1 have been revised as follows:

All of the non-U.S. Treasury securities purchased by the fund will be rated investment-grade (BBB- or better, or an equivalent rating) by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price.

The disclosure previously provided that all of the non-U.S. Treasury securities purchased by the fund will be rated “A” or better (or an equivalent rating).

Under “More Information About the Fund and Its Investment Risks” in section 3, the following disclosure was added:

The level of real yields may also be negative. During these periods, Treasury inflation protected securities will struggle to produce income unless the level of inflation can at least achieve a positive rate that offsets the negative real yield.

We did not seek shareholder approval to apply the new policy to the Short-Government Reserve Fund, Short-Term Reserve Fund, or any of the T. Rowe Price money market funds since they are not permitted to use derivatives.